Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

August 30, 2018

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Touchstone Strategic Trust Post-Effective Amendment No. 191 under the Securities Act of 1933 and Amendment No. 191 under Investment Company Act of 1940 File Nos. 002-80859 and 811-03651

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 190 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Touchstone International Growth Opportunities Fund (formerly, the Touchstone Global Growth Fund) (the “Fund”). The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”).

The Amendment is being filed for the purpose of submitting a revised registration statement to reflect changes to the Fund's name, principal investment strategy, and primary performance benchmark.

Upon effectiveness of the Amendment, the Fund's registration statement will be combined with the registration statement of the other funds in the Trust with a fiscal year end of June 30th and filed under Rule 485(b) under the 1933 Act in late October 2018, with an effective date 60 days from today's date (i.e., October 29, 2018).

Please direct any comments or questions related to this filing to the undersigned at (513) 357-6029.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq.

Enclosures